HOST HOTELS & RESORTS, L.P.

6903 Rockledge Drive

Suite 1500

Bethesda, MD 20817

April 24, 2018

VIA EDGAR CORRESPONDENCE

The Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joshua Lobert, Esq.

Re:	Host Hotels & Resorts, L.P. Registration Statement on Form S-3 (File No. 333-224247)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Host Hotels & Resorts, L.P. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 4:00 p.m. U.S. Eastern Time on Thursday, April 26, 2018 or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement referred to above, the Company, its officers and directors acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HOST HOTELS & RESORTS, L.P.

By:	HOST HOTELS & RESORTS, INC., its general partner

By:	/s/ Brian G. Macnamara
Name: Brian G. Macnamara
Title: Senior Vice President, Corporate Controller

cc:	Elizabeth A. Abdoo, Esq.

William K. Kelso

Host Hotels & Resorts, Inc.

Scott C. Herlihy, Esq.

Shagufa R. Hossain, Esq.

Latham & Watkins LLP

Coy Garrison, Esq.

Securities and Exchange Commission